EXHIBIT (a)(1)(S)

SkyShares Option Exchange Program

> > > >Look inside to explore your options

Delta is offering to exchange your existing stock options.

Delta Air Lines is offering eligible employees the opportunity to exchange certain stock options for a fewer number of replacement stock options with a new exercise price. This booklet provides a general description of the offer and includes information you should consider when deciding whether to participate. For a complete description of the offer, please read Delta’s Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated May 28, 2003, included with this booklet and in the Option Exchange site on the HR Employee Connection.

The opportunity is yours.

Stock options allow you to benefit from increases in the market price of Delta common stock. Recognizing that outstanding SkyShares stock options are underwater and looking to restore the retention and motivational value of the options, Delta is offering you the opportunity to exchange certain stock options for replacement stock options.

It’s a one-time offer, for a limited time, and is completely voluntary.

You can choose whether to participate in the option exchange program — the decision is entirely yours. This is a one-time offer, and it will only be available to you for a limited time. In this package, you’ll find the Offer to Exchange, which will provide full information about the option exchange program.

What’s a stock option?

A stock option gives you the right to buy a share of stock during a specified period at a predetermined price - called the exercise price. How much potential value you may realize depends on how the price of Delta common stock changes over time. The better the stock performs, the more value you get when you exercise your options.

What’s an underwater option?

An option is described as underwater when the exercise price of the option is above the current market price of the company’s stock.

The SkyShares Option Exchange Program at a Glance

The following table outlines the basic provisions of the SkyShares Option Exchange Program. For details about the provisions, please read the Offer to Exchange carefully.

Provision		Description

Options Eligible for Exchange	>	Options granted in 1996,1997 and 1998 under the DeltaShare Stock Option Plan (“Nonpilots Plan”) and the Pilots Stock Option Plan (“Pilots Plan”), collectively known as SkyShares.

Eligible Employees	>	All active employees of Delta or a wholly-owned subsidiary who are on a U.S. payroll and those on military or certain short-term leaves.

	>	You must be in an eligible category on:

• The day the election period begins (May 28, 2003),

• The last day of the election period (expected to be June 25, 2003), and

• The grant date of the replacement options (expected to be December 26, 2003)

	>	Retirees, long-term leave employees (including long-term disability) and people on furlough are NOT eligible to participate in the option exchange program.

Caution: You should not participate if you believe you will not be eligible in December 2003 for the grant of replacement options

Exchange Ratio	>	Three-for-one exchange: For every three SkyShares stock options you return, you’ll receive one replacement stock option.

All or Nothing Decision	>	You decide whether to exchange all outstanding SkyShares options.

	>	If you elect to participate, all your outstanding SkyShares options will be cancelled.

Exercise Price	>	The replacement stock option exercise price will be the closing price of Delta common stock on the New York Stock Exchange (“NYSE”) on the day the replacement grant is made (expected to be December 26, 2003)

Provision		Description

Schedule of Exercisability for Replacement Options	>	Replacement stock options will become exercisable one year after their grant date.

Expiration Date for Replacement Options	>	Each replacement option will have a remaining term equal to the remaining term of the option it replaces.

	>	For example, an option granted on October 30,1996 would expire October 29, 2006 (a term of 10 years, subject to earlier termination). Assuming you elected to exchange options, those options would be cancelled and replaced with a fewer number of options with a new exercise price. Assuming a cancellation date of June 25, 2003 (the actual date may be different), the existing options had a remaining term of 1,222 days (the number of days between June 25, 2003 and October 29, 2006). If the replacement options were granted on December 26, 2003, then those options would expire 1,222 days later, or on May 1, 2007.*

* Options may terminate earlier in certain circumstances. See the Offer to Exchange for more details

Election Period	>	You may elect to exchange your existing options anytime between May 28, 2003 and June 25, 2003 at 7:00 p.m. ET (date could be changed to extend election period)

Withdrawal Period	>	You may elect to withdraw your exchange election anytime before 7:00 p.m. ET on June 25, 2003 (date could be changed to extend election period)

Replacement Options Grant Date	>	Replacement options will be granted at least six months and one day after existing options are cancelled (grant date expected to be no earlier than December 26, 2003)

Important Option Exchange Details

The material in this packet and the electronic option calculator available in the Option Exchange site on Delta’s HR Employee Connection provide useful information to help you make your decision. Ultimately, it’s up to you.

This is a one-time-only opportunity.

It is completely voluntary.

The offer to exchange is available for only a short time — now until June 25, 2003.

Note: This period could be extended, but only through an official announcement from Delta. Please see the Offer to Exchange for additional details.

after 7:00 p.m. ET
May 28	June 25	June 25	Wait	December 26

Election Start:	Election End:	Cancellation Date:	Waiting Period:	Grant Date:
First day to elect to exchange options	Last day to elect to exchange options Last day to withdraw exchange election	All exchanged options are cancelled	At least six months and one day after the cancellation date	Delta expects to grant replacement options on December 26, 2003, but the grant could occur later if the offer is extended for any reason

If you elect to participate, your existing options will be cancelled at the close of the election period.

Once the election period closes, the cancellation cannot be reversed.

Replacement options will be granted at least six months and one day after the cancellation date.

The grant date is likely to be December 26, 2003. This is to avoid accounting charges.

The replacement option exercise price will be the closing price of Delta common stock on the NYSE on the new grant date.

This is an “all or nothing” decision.

All SkyShares options must be exchanged if you decide to participate. For example, you can’t exchange the 1998 grant without also exchanging the 1996 and 1997 options, if you have them.

A May 2, 2003 Merrill Lynch recordkeeping statement included with this material details the options you hold.

Exchange three existing options for one replacement option.

The exchange will provide a fewer number of replacement options with a new exercise price. Whether this exchange will benefit you depends on what you believe Delta’s common stock price will do during the time your options are exercisable. The option calculator can help you evaluate this comparison based on your own stock price assumptions.

Even if your existing options are exercisable, your new options will only become exercisable over time.

The replacement options may be exercised one year after their grant date.

Replacement options will have the same remaining term as the options they replace.

For example, an option granted on October 30, 1996 would expire October 29, 2006 (a term of 10 years). Assuming you elected to exchange options, those options would be cancelled and replaced with a fewer number of new options. Assuming a cancellation date of June 25, 2003 (the actual date may be different), the existing options had a remaining term of 1,222 days (the number of days between June 25, 2003 and October 29, 2006). If the replacement options were granted on December 26, 2003, then those options would expire 1,222 days later, or on May 1, 2007. Existing and replacement options may terminate earlier in certain circumstances.

There are risks to exchanging your options.

Once existing options are cancelled, they cannot be reissued.

You must be an eligible employee when the replacement options are granted. If you believe you may no longer be eligible in December 2003 due to retirement or other change to an ineligible status, you should not participate in the exchange. Your existing options will have been cancelled and you will not receive replacement options.

Delta’s common stock price can change dramatically during the six month and one day waiting period. Since existing options will be cancelled in June and replacement options will not be granted until December, you must carefully consider the likelihood and impact of changes in Delta’s common stock price.

The value of your existing and replacement options depends on our future stock performance at the time you exercise your stock options.

Ultimately, whether or not you choose to participate will likely depend on whether you think you’ll get more value from your existing options or from replacement options.

To help you evaluate your decision, we’ve provided an option calculator that will allow you to enter your individual grant information and your assumptions about our future stock price performance. Once you’ve done that, the calculator will provide information about the potential value of your existing options compared to the replacement options, under the conditions you specify.

You should review the Offer to Exchange carefully, taking note of the risks of exchanging options. You can also review the example on the following page for general information.

An Example of How the Exchange Works

To help you understand this process and make your decision about whether to participate in the exchange, here’s an illustration of how you would calculate the value of your existing and replacement options at different market prices.

Option calculator available online

You can model your own market price assumptions using the option calculator in the Option Exchange site on the HR Employee Connection.

Assumptions in this example:

You were granted 100 options in 1997, at an exercise price of $49 per share. The replacement options are granted on December 26, 2003, with an exercise price of $12 per share.

Based on those assumptions, if you elected to exchange, you would be granted 34 options on December 26, 2003, with an exercise price of $12 per share. Those options would have a remaining term of just more than four years and four months, subject to earlier termination in certain circumstances.

Now compare the potential value of the existing and replacement options under three different market price assumptions.

	100 Existing Options at	34 Replacement Options
If Delta's Stock Price Hits.	$49 Exercise Price	at $12 Exercise Price

$15, the potential value is	$0	$102
$25, the potential value is	$0	$442
$35, the potential value is	$0	$782

The scenarios are hypothetical and for illustration purposes only. These are not a forecast or projections regarding the future market price of Delta common stock or the exercise price of the replacement options. You should not rely on these hypothetical stock prices in making any decision as to whether or not to exchange your existing options. The Delta common stock price could rise or fall.

The potential values assume that the options are exercised in full and the underlying shares are sold, and do not take into account taxes, commissions and fees.

Breakeven in this example:

To help you make a decision about whether to exchange your options, we can calculate a price at which the value of your existing options is about the same as the value of your replacement options. For this example, the breakeven point is $68.06 — the market price of Delta common stock where it would be equally valuable to you to either exchange or keep your existing options. This is shown below in the graphic and is for illustration purposes only. Working through your own example on the option calculator may also help you make your decision.

In this example, exchanging your existing options for replacement options would be potentially more valuable until Delta’s common stock price reaches $68.06.

$68.06
100 existing options at $49 exercise price		34 replacement options at $12 exercise price

If you believe Delta’s common stock price may increase to $68.06 during the term of your existing options, then it would be a breakeven decision - exchanging or keeping your existing options would be of equal value.

As the example above shows, the potential value of the option grants will depend on the future performance of Delta’s common stock. In this example, for all Delta common stock prices below $68.06, the potential value of replacement options is greater than the potential value of existing options. For all Delta common stock prices above $68.06, the potential value of your existing options would be greater than the potential value of the replacement options.

Whether to participate in the option exchange is your decision. Delta recommends that you read the Offer to Exchange carefully. You can also contact a financial advisor for additional advice about your particular situation.

How to Exchange Your Options: A Step-by-Step Guide

Exchanging your options is easy. Please follow the steps outlined below:

Step 1:		Get the facts
	>	Read the Offer to Exchange carefully. You may also want to use the electronic option calculator in the Option Exchange site on the HR Employee Connection.

Step 2:		Get ready
	>	Have your Merrill Lynch recordkeeping statement in front of you.
	>	Have your Personal Identification Number (PIN) available. If you do not have a PIN or if you prefer not to use the automated system, you can call between 8:00 a.m. and 7:00 p.m. ET on weekdays and before 7:00 p.m. ET on June 25, 2003 to speak to a Merrill Lynch representative.

Step 3:		Call Merrill Lynch by 7:00 p.m. ET on June 25.
	>	Dial 888-335-8218 if you’re calling from the U.S., Puerto Rico or Canada.
	>	Dial 609-818-8834 if you’re calling from other countries.

Step 4:		Enter your Social Security number or your nine-digit account number

Step 5:		Enter your Personal Identification Number (PIN)

Step 6:		From the menu, select 6 for the Option Exchange site

Step 7:		Select your option

	>	Enter 1 to participate.
- Enter 1 again to exchange your options.
• Enter 1 again to confirm and submit your election.
• Enter 2 to cancel your election and return to the SkyShares option exchange menu.
— OR —
	>	Enter 2 to learn more about the SkyShares Option Exchange Program.
- Enter 8 to return to the previous menu.
- Enter 9 to return to the main menu.

If there is a question about the number of options you have available for exchange, please contact Merrill Lynch.

If you change your mind during the election period, you can withdraw your decision to exchange options. To do that, you must call Merrill Lynch by 7:00 p.m. ET on June 25, 2003. After designated hours or on weekends, you may fax your withdrawal to Merrill Lynch at 303-264-5299 using the withdrawal form accompanying the Offer to Exchange.

Merrill Lynch will record your keystrokes or conversation with a representative and will mail you a confirmation within two business days. You should receive confirmation within 10 days of the mailing.

If you choose not to exchange your options, you don’t need to take any action. In that case, you’ll continue to hold your existing options until you exercise them or they expire.

Find Answers to Your Questions about the Option Exchange Program

The Offer to Exchange contains a full description of the option exchange and includes some of the more frequently asked questions. We’ve included in this booklet answers to some of the questions you may have about the program and how it works. If you have further questions about the option exchange program, go to the Option Exchange site on the HR Employee Connection. The site includes an e-mail link to submit questions, or you may call the Employee Service Center at 1-800-MY DELTA.

Important Legal Information

In order to participate in the option exchange program, you must follow the instructions in the Offer to Exchange. You must be eligible to participate in the option exchange program, as described in the Offer to Exchange. Only certain outstanding stock options of Delta are eligible to be exchanged. These options are also described in the Offer to Exchange.

The Offer to Exchange provides valuable information that may help you decide whether to participate in the option exchange program. For complete terms and conditions, please review the Offer to Exchange. If there’s a discrepancy between this booklet and the Offer to Exchange, the Offer to Exchange will govern. Participation in the option exchange program does not constitute a contract of employment or otherwise guarantee employment with Delta or its subsidiaries. This is a one-time offer to exchange existing options in order to receive a fewer number of replacement options with a new exercise price. We expect to grant the replacement options on the first business day that is six months and one day after your existing options have been cancelled. Delta expects that the grant of replacement options will occur on December 26, 2003.

There can be no assurances that any existing or replacement stock options will result in gains or that exchanging existing options would be more advantageous than keeping them. Delta is not advising you to participate in the option exchange program. There are risks in participating in the program, as outlined in the Offer to Exchange. Only you are responsible for deciding whether to exchange your existing stock options. Remember, when you participate in a stock-based program, you take on a number of risks, including company risk and market risk. The price of stock can go up or down.

Some of this material contains examples of Delta common stock prices. These examples are hypothetical and for illustration purposes only. Delta makes no forecast or projection regarding the future market price of Delta common stock. You should not rely on these hypothetical prices for any reason. Discussions of potential value are based on the following formula:

the assumed market price multiplied by the number of options to be exercised minus
the exercise price multiplied by the number of options to be exercised

These potential value calculations do not take into account taxes, commissions and fees you must pay when you exercise stock options and sell the underlying shares. The examples assume that the options are exercised in full and the underlying shares are sold.

This material is not intended to provide tax advice. The taxation of stock options is complex, and taxes vary depending on individual circumstances. It is your responsibility to comply with tax and reporting regulations. We recommended that you consult a professional tax advisor to discuss your individual situation.

This material is for communication purposes only and is non-binding. Delta is not forecasting in this or related materials possible future increases, if any, in the value of Delta common stock.